May 7, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed October 16, 2023 File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended by Amendment No. 1 on October 16, 2023 (together, the “Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated February 13, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.

Comment: We note that the proposed restructuring transactions appear to involve a consolidation or similar plan within the meaning of Securities Act Rule 145(a)(2) for which the vote or consent of security holders is being sought. Please provide a legal analysis explaining why the restructuring transactions do not involve an offer, offer to sell, offer for sale, or sale. Alternatively, please provide a detailed legal analysis explaining the Securities Act exemption that will be relied upon for the restructuring transactions and how that exemption applies with respect to each of the following: your solicitations of approval, any other offers made and any sales. Refer to Securities Act Rule 145. Please note, we may have further comments.

Response: The Company has amended the proposed restructuring transactions. No step in the Restructuring Transactions requires the vote or consent of the security holders of the Predecessor Issuers (as defined in Amendment No. 2) or the series of the Company. In the amended structure, none of (1) the Predecessor Issuers’ participation in the Offering, (2) the Predecessor Issuers’ forfeiture of Management Fee Shares that it owns, Class B shares or its Class C share, (3) the Predecessor Issuers’ contribution of assets and assignment of all relevant agreements to the series of the Company, (4) the Predecessor Issuers’ distribution of Class A shares of the series to the security holders of the Predecessor Issuers or (5) the liquidation of the Predecessor Issuers’ requires the vote or consent from the security holders of the Predecessor Issuers, and all such actions are permissible under the operating agreements of each Predecessor Issuer. See “The Restructuring Transactions” in Amendment No. 2 for further information.

2.

Comment: We reissue comment 5. Please confirm that you intend to obtain new representations from investors in each Target Issuer that they are an “accredited investor” or “qualified purchaser.”

Response: The Company intends to obtain new representations from all purchasers in the offering that they are qualified purchasers. Based on the amended structure in Amendment No. 2, each Predecessor Issuer, rather than the investors in each Predecessor Issuer, are participating in the offering as purchasers.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission